July 25, 2008

Mr. David Burton

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Burton,

The following are the responses to your comments regarding RTI Biologics, Inc. (“RTI”) (“the Company”) Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008.

Comment 1.

Form 10-K for the year ended December 31, 2007

Part I. Item 1. Business, page 1.

SEC comment: We note your disclosure that BioCleanse is a patented tissue sterilization process that is designed to provide surgeons and patients with tissue implants that are free of spore, fungi, bacteria and viruses. We also note that you use bovine tissue in the production of some of your products. In your future filings, please address whether the BioCleanse process removes prions. Please include any related risk factor disclosure.

Response: The BioCleanse process was tested and found to remove prions that had been “artificially spiked” in test tissue. However, currently there is no recognized and validated scientific process or test to determine if prions remain in either human or animal tissue. Therefore, we believe that it would not be appropriate to assert that BioCleanse eliminates prions from tissues in our future filings.

We are not aware of prions ever being transmitted through animal tissue transplants. With respect to animal tissue our procedure that eliminates risk of transmission of BSE, the putative cause of Variant CJD or “mad cow disease”, relates to the source of animal tissue that we process. We obtain our supply of animal tissue only from a FDA/USDA regulated closed herd in the United States or a World Health Organization classified “CBR1” country which is globally recognized as having no risk or negligible risk. Mad cow disease has never been transmitted from these sources. Because there is no risk or negligible risk concerning prions in our products we do not believe a risk factor is required to be disclosed for this remote possibility. Human tissue donors are screened according to FDA regulations and guidance to prevent the introduction of human CJD, a prion related disease, from entering the tissue supply.

SEC comment: We also note your disclosure that the FDA has “reviewed” the BioCleanse process. Please also clarify whether the FDA has approved the BioCleanse process and clarify for your investors the distinction, if any, between review and approval.

Response: In our future filings, we will add the following disclosure regarding this matter.

The BioCleanse process has been reviewed by the FDA which concluded that BioCleanse was a validated tissue sterilization process demonstrated to prevent contamination and cross contamination of tissue grafts. The significance of the review is that we are not aware of any other tissue sterilization process related to human tissue in our industry that has been reviewed or approved by the FDA. The FDA does not have a formal approval process in place for tissue related processing techniques.

Comment 2.

Form 10-K for the year ended December 31, 2007

Part II. Item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations, Page 29.

Critical Accounting Policies, page 30.

Valuation of Long-Lived Assets and Investments, page 31.

SEC comment: Considering the amount and frequency of impaired long-lived assets recorded, we note your disclosures herein regarding such matters are only mentioned in a broad context. Please revise future filings to expand your discussion on this critical accounting estimate to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments. Specifically, address why the estimates bear the risk of change and analyze to the extent material, such factors as how you arrived at the estimate, how accurate the estimates have been in the past, and whether the estimates are reasonably likely to change in the future. Refer to SEC Release 33-8350.

Response: During 2007, the Company determined that its investment in preferred shares of Lifeline Scientific, Inc. (formerly Organ Recovery Systems, Inc.) (“LSI”) previously accounted for under the cost method was impaired. As a result of an impairment charge, the net book value of this investment was $1,000 at December 31, 2007. In addition, during 2007, the Company recorded assets held for sale representing certain assets relating to a facility previously used in the Company’s cardiovascular operations. At the end of 2007, the Company reduced the value of these assets to their estimated net realizable value based on the results of its effort to dispose of the assets. Because both of these assets have been written down significantly, there is no further possibility of material losses on these assets that would need to be discussed in the Company’s Critical Accounting Policies.

In future filings, we will revise our Critical Accounting Policies as follows:

Long-Lived Assets. The Company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net carrying value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows. The results of impairment tests are subject to management’s estimates and assumptions of projected cash flows and operating results. Changes in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results. Past estimates by management of the fair values and useful lives of long-lived assets and investments have been accurate but have periodically been impacted by one time events as described above for the investment in LSI and assets held for sale.

Intangible Assets and Goodwill. Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, requires companies to test goodwill for impairment on an annual basis at the reporting unit level (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). The Company has one reporting unit and the annual impairment test is performed at each fiscal year-end unless indicators of impairment are present and require more frequent testing. SFAS 142 also requires that the carrying value of an identifiable intangible asset that has an indefinite life be determined by using a fair value based approach.

Intangible assets generally consist of patents, trademarks, procurement contracts, customer lists, non-compete agreements, distribution agreements and acquired exclusivity rights. Patents and trademarks are amortized on the straight-line method over the shorter of the remaining protection period or estimated useful lives of between 8 and 16 years. Procurement contracts, customer lists, non-compete agreements and distribution agreements are amortized over estimated useful lives of between 5 to 25 years. The acquired exclusivity rights are being amortized over eight years, the remaining term of the amended distribution agreement.

The valuation of goodwill and intangible assets with indefinite useful lives requires management to use significant judgments and estimates including, but not limited to, projected future revenue and cash flows. Changes in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different report results. The valuation of the goodwill associated with the merger of TMI will be evaluated on an annual basis in accordance with the provisions of SFAS No. 142 and is subject to risk based on the performance of the Company following the acquisition.

Comment 3.

Form 10-K for the year ended December 31, 2007

Part III. Item 11. Executive Compensation, page 45.

Annual Bonus Plan, page 49.

SEC comment: We note that you have not disclosed the necessary targets to be achieved in order for your named executive officers to earn their annual cash incentive under the Annual Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors you should provide as much detail as necessary without disclosing information that poses a reasonable risk to competitive harm.

Response: The targets are “stretch goals” and are normally in excess of the investment analysts’ estimated results for the Company. Currently, RTI does not provide specific financial guidance to investors relating to its revenues and earnings and had omitted the targets to avoid the implication that they represented guidance or estimated results.

In future filings, we will include the historical information relating to targets and will include discussion of the difficulty achieving established stretch goals or target levels.

Comment 4.

Form 10-K for the year ended December 31, 2007

Part IV. Item 15, Exhibits and Financial Statement Schedules

Index to Consolidated Financial Statements, page 68.

Consolidated Statements of Cash Flows, page 74.

SEC comment: We note, according to disclosure in Note 9, during the year ended December 31, 2006, in conjunction with entering into an amended distribution agreement, you paid MSD a fee of $3 million of which $2.4 million related to acquiring exclusivity rights which were recorded as an intangible asset. Please disclose in future filings why this amount was included under changes in assets and liabilities rather than classified as cash flows from investing activities. In this regard, tell us how your presentation of goodwill and other intangible assets under cash flows from operating activities complies with paragraphs 22 and 23 of SFAS 95.

Response: Upon review, including consideration of prominent practice by other SEC registrants in this regard, we have determined that amounts relating to the acquired exclusivity rights and patent costs previously reported as operating activities should have been reported as investing activities in accordance with SFAS 95.

The Company previously concluded that payments related to acquired exclusivity rights and patent costs did not relate to the purchase of a business or productive assets as defined by paragraph 17(c) of SFAS 95, nor did these payments stem from transactions defined as investing or financing activities by SFAS 95. Therefore, in accordance with paragraph 23(e) of SFAS 95, we previously concluded that such payments were to be reported as a cash flow from operating activities. While paragraph 17 of SFAS 95 does not provide the definition of a productive asset, in hindsight, we believe that the reporting of the acquired exclusivity rights and patent costs should have been presented as investing activities.

In assessing this issue in accordance with SAB 99, the Company gave consideration to the quantitative and qualitative factors. The Company also gave consideration as to whether the size of the error could be viewed by its investors and financial analysts as having altered the “total mix” of information made available. Although the aggregate impact of the classification errors described in the preceding paragraph could be considered quantitatively large, specifically to the 2006 statement of cash flows, because of the qualitative considerations enumerated below, we do not believe such aggregate error is material to the financial statements nor the factors important to the Company’s investors and financial analysts, and propose to prospectively correct, in future filings, the presentation of intangible assets as an investing activity in the statement of cash flows.

1.	Although the error related to the MSD acquired exclusivity rights in the amount of $2.4M is quantitatively large, it impacts only the 2006 statement of cash flows. The Company does not believe that there is any undue reliance by financial analysts, investors and other financial statement users as it relates to the misclassification within the 2006 statement of cash flows for the following reasons:

A.	The error is non-recurring in nature, impacts only 2006, and does not impact any interim financial statements for 2007 or 2008.

B.	The transaction related to the MSD buy-back and acquired exclusivity rights was transparent and disclosed in the consolidated financial statements.

C.	The aforementioned has not been the subject of query from the Company’s financial analysts or investment community, and is not relevant to financial analysts’ development of valuations and price targets of the Company. Financial analysts’ reports do not place significant reliance on operating cash flows for their recommendation on the Company, rather, their primary emphasis is on future revenue growth. Financial analysts generally evaluate the Company on revenue growth because of its relatively short operating history and lack of consistent profitability.

D.	In its discussions and disclosures with financial analysts and the investment community, the Company focuses on operations, new products and related launches, revenue growth and overall financial position from the strength of its balance sheet and statement of operations, and does not focus on operating cash flows in these discussions or disclosures.

E.	The 2006 error does not result in a failure to meet financial analysts’ expectations.

F.	The Company has no historical pattern or predictable trend of operating cash flows. In fact, upon correction, net operating cash flows improve.

G.	The Company acknowledges that the misstatement impacts 2006 operating cash flows by 36%; however, the Company believes that correcting its statement of cash flows in future filings is acceptable because the impact of correcting the misstatement would not result in a significant change in the unpredictable trend of cash flows from operating activities for 2007, 2006 and 2005 (i.e., the Company still has significant net cash inflow in 2007 and significant net cash outflow in 2006).

2.	The 2007, 2006 and 2005 errors specific to the reporting of patent costs in the amount of $721,000, $397,000 and $432,000, respectively, in the statement of cash flows were deemed not to be quantitatively or qualitatively material to any given year.

3.	The aforementioned errors had no impact on the Company’s total cash position, earnings per share, segment reporting, or the consolidated balance sheets, statements of operations and statements of stockholders’ equity.

4.	No loan covenants or other regulatory compliance matters of the Company were affected by operating cash flows.

5.	The misstatement had no effect on management’s compensation in 2007, 2006 or 2005.

Upon review of the SEC’s comment above, we separately determined that the Company incorrectly reported the non-cash change in goodwill and other intangible assets associated with its 2007 business exchange with CryoLife, Inc. (“CryoLife”) (as further described in Note 8 to the 2007 consolidated financial statements) in the operating activities category of the consolidated statement of cash flows –changes in assets and liabilities, which should have been separately reported as supplemental cash flow information. SFAS 95, Statement of Cash Flows, paragraph 32 requires that information about exchanging noncash assets or liabilities for other noncash assets or liabilities be provided separately from the cash flow statement in related disclosures. The non-cash change was incorrectly reported and “grossed up” within two line items (goodwill and other intangible assets) in the operating activities category, therefore, total cash flows provided by operating activities was not misstated by this error.

These errors will be corrected in future filings and disclosed as follows:

Correction of Cash Flow Statement Errors – Certain amounts in the consolidated financial statements for the years ended December 31, 2007 and 2006 have been corrected. Management determined that its previously issued consolidated statement of cash flows for the year ended December 31, 2007 incorrectly reported the non-cash change in goodwill and other intangible assets associated with the Company’s business exchange with CryoLife, Inc. in the operating activity category of the consolidated statement of cash flows, which should have been separately reported as supplemental cash flow information. In addition, the Company determined that amounts relating to the acquired exclusivity rights and patent costs previously reported as operating activities in 2007 and 2006 should have been reported as investing activities.

Accordingly, the consolidated statements of cash flows have been corrected as follows:

	Year Ended December 31, 2007			Year Ended December 31, 2006
	As Previously Reported	Adjustment	As Corrected	As Previously Reported	Adjustment	As Corrected
Changes in assets and liabilities:
Goodwill	$2,712	$(2,712)	$—
Other intangible assets	(3,433)	3,433	—	$(2,841)	$2,841	$—
Net cash provided by (used in) operating activities	7,062	721	7,783	(6,743)	2,841	(3,902)

Cash Flows from Investing Activities:
Patent costs	—	(721)	(721)	—	(397)	(397)
Acquired exclusivity rights	—	—	—	—	(2,444)	(2,444)
Net cash used in financing activities	(2,585)	(721)	(3,306)	(1,128)	(2,841)	(3,969)

Supplemental Disclosures of Non-Cash

Investing and Financing Activities:

Business exchange with CryoLife, Inc.:
Goodwill			(2,712)
Other intangible assets			2,909
Gain on business exchange			197

Additionally, the Company will similarly correct, as applicable, its previously issued statements of cash flows for interim periods when filing its 2008 Forms 10-Q.

Comment 5.

Form 10-K for the year ended December 31, 2007

Part IV. Item 15, Exhibits and Financial Statement Schedules,

Index to Consolidated Financial Statements, page 68.

Consolidated Statements of Cash Flows, page 74.

SEC comment: Please reconcile the amount recorded as cash outflow for business combination to disclosures made in Note 10 in reference to business combination costs. We note that the latter costs represented acquisition costs associated with the Tutogen merger.

Response: The amount reported in cash flows from investing activities for business combination costs in the amount of $492,000 represented merger related costs the Company paid during 2007. As of December 31, 2007, other assets – net, in the consolidated balance sheet included capitalized business combination costs in the amount of $1,238,000, of which $746,000 was accrued in accounts payable as disclosed in Note 21, Supplemental Cash Flow Information.

Comment 6.

Form 10-K for the year ended December 31, 2007

Part IV. Item 15, Exhibits and Financial Statement Schedules,

Index to Consolidated Financial Statements, page 68.

Note 14. Income taxes, page 89.

SEC comment: With three consecutive periods of reporting net loss, please tell us and disclose in future filings the reason(s) why you continue to present a partial valuation allowance rather than a full valuation. Please refer to 23 and 24 of SFAS 109 in your response.

Response: The Company has recorded a valuation allowance relating to deferred tax assets for certain state tax loss carryforwards and certain research and experimentation credit carryforwards.

At December 31, 2007, the Company had three-year cumulative pre-tax losses totaling $29.4 million. This amount includes $14.9 million in unusual charges consisting of $8.7 million in asset impairments and abandonment charges, $2.9 million charge in 2006 (consisting primarily of inventory write-downs) relating to exiting the cardiovascular business, and $3.5 million in charges in 2005 relating to a recall of donor tissue, partially offset by a $.2 million gain on business exchange. Net of these unusual charges, the Company still had three-year cumulative pre-tax losses of $14.5 million. Prior to these years, the Company reported pre-tax income of $9.1 million in 2004 and $5.9 million in 2003. During the period from 2005 through 2007, the Company enacted a number of operational and transactional changes, as discussed below, for its return to profitability in the future. Please note that the Company was profitable for the first nine months of 2007 and excluding the unusual charges, the Company would have reported pre-tax earnings of $1.5 million in 2007 for financial statement purposes while it reported approximately $7 million of taxable income for 2007.

The Company considered the impact of recent losses as it relates to the realization of remaining net deferred tax assets, and based on the weight of evidence, including the positive evidence described below, among other facts and circumstances, management determined that it was more likely than not that such net deferred tax assets would be realized. In determining the appropriateness of its recorded valuation allowance for the year ended December 31, 2007, the Company considered the following:

1.	In 2005 and 2006, the operating results were dramatically impacted by one-time events. However, the primary causes of the losses from operations were a change in mix and profitability on the Company’s business with MSD (see 2. below) and the impact on the business of a major product recall in late 2005 which reduced tissue supplies available for processing for both the Company and the industry.

2.	A critical event that transformed the Company’s business was the renegotiated contract with MSD in September 2006. This business relationship historically represented over 70 percent of the Company’s revenues. In 2005 and 2006, MSD dramatically changed the product mix of its purchases which reduced overall gross margins by 10%. In the contract renegotiation, gross margins on the product portfolio were increased by approximately 10% which significantly improved the profitability on the MSD business.

In addition, the Company bought back certain exclusive distribution rights which allowed it to enter new distribution agreements in 2006 and 2007 with three new spine distributors and two new distributors of orthopedic tissues. This allowed the Company to distribute additional tissue implants with a corollary increase in revenue since supplies of tissue had surpassed the MSD demand. In addition, the new distribution contracts for spine implants resulted in profit margins approximately 10% higher than those received from MSD.

Also, prior to renegotiating the MSD contract, the Company had no incentive to source higher levels of tissue due to restrictions on working with other distributors under the previous MSD contract. In 2006 and 2007, the Company entered into several significant new tissue sourcing arrangements which have resulted in increased tissue supplies by approximately 20% per year and ultimately increased revenues by similar amounts.

3.	In 2005, the Company instituted a direct sales distribution model for its sports medicine business which substantially expanded its distribution channels. This is the most profitable business of the Company in terms of gross margin percentage. As a result of the new model, increased tissue supplies and new product introductions, the sports medicine business has almost doubled each year since 2005, and is up 62% in 2008 compared to 2007 for the six months ended June 30, in line with the Company’s previous forecasts.

4.	In 2006 and 2007, the Company introduced a number of new products to the market place that had higher gross margins than the average product portfolios, including the assembled tendon grafts and several new spine implants. In addition, in 2006, the Company launched the first FDA approved xenograft implants which have gross margins of 70% to 90%, almost double the average gross margins of human tissue products.

5.	In late 2006, we completed a non-cash exchange of our unprofitable cardiovascular operations which had historical revenues of approximately $6 to $7 million, for CryoLife, Inc.’s sports medicine operations with similar revenues. On the acquired sports medicine business, the Company recognizes gross margins of approximately 60% while the former cardiovascular business previously yielded minimal gross margin.

6.	In 2007, the Company entered into a ten year supply agreement with Zimmer for distribution of its next generation bone paste product. The contract includes minimum order quantities starting at $5 million per year and increasing to $10 million for Zimmer to maintain exclusivity. The product will increase revenues while using types of tissue that are not currently maximized in the processing of current products.

7.	The Company’s net operating loss carryforwards expire in the years 2022 to 2026. As noted above, the Company had profitable operations for the first three quarters of 2007 and had taxable income for the year. In its evaluation of the necessity for a valuation allowance at December 31, 2007, the Company projected its net operating loss carryforwards would be utilized by the end of 2010. In its evaluation as of December 31, 2007, the Company forecasted profitability into 2008 and beyond, and with hindsight, the Company has achieved such forecasted profitability for the first two quarters of 2008.

The aforementioned significant changes to the Company’s business, which occurred between 2005 and 2007, provided the positive evidence for the conclusion that the Company would return to profitability after losses in 2005 and 2006 and that valuation allowances were not required for the Company’s Federal net operating loss carryforwards at December 31, 2007.

In future filings, we will add the following disclosure:

Valuation allowances have been recorded for certain state tax loss carryforwards as the Company does not believe that it will have future income in the state to utilize the loss carry forwards, and tax deductions taken for certain merger-related costs. These valuation allowances total $1,268,000. The Company has considered the impact of recent losses as it relates to the realization of the remaining net deferred tax assets. Based on the weight of evidence, including various strategic initiatives such as new distribution and recovery agreements entered into, new product introductions during 2006 and 2007, taxable income in 2007 and forecasted taxable income in future years, management has determined that it is more likely than not that such net deferred tax assets will be realized.

Comment 7.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Part I Financial Information, Item 1. Condensed Consolidated Financial Statements (Unaudited), page 1.

Note 11. Restructure Charge, page 13.

SEC comment: We note that you recognized a restructuring charge of $368,000 resulting from severance payments for termination of certain employees. In future filings, beginning with the period in which an exit plan is initiated, until the exit plan is completed, provide the following disclosures required by SFAS 146:

a.	A description of the exit or disposal activity and the expected completion date;

b.	For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination cost, and other associated costs);

1)	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date

2)	A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reasons(s) therefore The line item(s) in the statement of operations in which the cost in (b) above are aggregated; If a liability for a cost associated with the activity is not recognized because the fair value cannot be reasonably estimated, that fact and the reasons therefore.

Response: As described in Note 11, Restructuring Charge, the $368,000 relates to severance payments for certain RTI employees, resulting from the merger with Tutogen Medical, Inc. (“TMI”). This charge is reported as a “restructuring charge” in the statement of operations. In future filings, we will disclose when the exit plan was initiated (i.e., the date of the merger, February 27, 2008), the expected completion date of December 31, 2008, estimated restructuring costs expected to be incurred in connection with the exit activity of approximately $750,000 and the other disclosures required by SFAS 146 as further described in the additional disclosure to be added to future filings included in our response to Comment 8 below.

Comment 8.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Part I Financial Information, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16.

Three Months Ended March 31, 2008 Compared With Three Months Ended March 31, 2007, page 17.

Restructuring Charge, page 19.

SEC comment: We note that you implemented a formal restructuring plan which resulted in $368,000 of expenses in the first quarter of 2008. Please expand future MD&A to include discussion of the likely effects of management’s plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonable likely to occur. You should identify the periods in which material cash outlays are anticipated and expected source of their funding. You should also discuss material revisions to the exit plan, exit costs, or the timing of the plan’s execution, including the nature and reasons for the revisions. The expected effects on future earnings and cash flows resulting from the exit plan should be quantified and disclosed, along the initial period in which those effects are expect to be realized. In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to SAB Topic 5 – P.4.

Response: As noted in the response above to Comment 7, the total estimated amount of restructuring costs is approximately $750,000. We do not believe that the payments relating to restructuring costs will have a material effect on the Company’s financial position or liquidity in future periods. In future filings, beginning with the quarterly period ended June 30, 2008, we will expand the disclosures relating to the restructuring plan in accordance with SAB Topic 5 – P.4. as follows:

Restructuring Charge

At the time of the merger with Tutogen Medical, the Company instituted a restructuring plan primarily related to severance of certain of its employees as a result of the integration activities following the merger. The total estimated restructuring costs approximate $750,000 and should be recognized in full prior to December 31, 2008. The severance payments are made over periods ranging from one month to twelve months and will not have a material impact on cash flows of the Company in any quarterly period. An analysis of the restructuring changes was as follows:

	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
	(in Thousands)
Accrued restructuring charges - beginning of period	$256	$—
Employee separation benefits accrued	82	450
Non-cash stock based compensation	—	(112)
Cash payments	(119)	(119)

Accrued restructuring charges - end of period	$219	$219

Comment 9.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Part I Financial Information.

Item 4. Controls and Procedures, page 22.

SEC comment: Please amend your filing to include the conclusions required by Item 307 of Regulation S-K with respect to RTI Biologics, Inc.

Response: The disclosure required by Item 307 of Regulation S-K was erroneously omitted from the Form 10-Q for the quarterly period ended March 31, 2008. They were included correctly for the 2007 Form 10-K. Based on the controls evaluation that was done, our CEO and CFO concluded that, as of March 31, 2008, our disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. We propose to include the following disclosure in future filings:

As of the end of the period covered by this report, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Disclosure controls and procedures include controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of the end of the period covered by this report.

*********************

In connection with management’s responses to the United States Securities and Exchange Commission’s (the “Commission”) comments above, this will confirm our understanding that:

•	RTI Biologics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RTI Biologics, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions regarding the above information please contact Thomas F. Rose, Executive Vice President and Chief Financial Officer, at 386-418-8888.

Sincerely yours,

Brian K. Hutchison

Chairman and Chief Executive Officer